Midland National Life Insurance Company

[8300 Mills Civic Parkway, West Des Moines, IA 50266] [Customer Service Center 866-270-9564]

Waiver of Surrender Charge Rider

This Waiver of Surrender Charge Rider (“Rider”) is made a part of the Contract to which it is attached and is subject to all of the provisions of that Contract, except as otherwise stated herein. In the event of any conflict with any provision of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract. Any capitalized terms not defined in this Rider shall have the meaning given to them in the Contract. This Rider is effective as of the Rider Issue Date and will remain in effect until one of the termination conditions, as outlined below, is met.

This Rider should be read in conjunction with the Contract and any other Rider or Endorsement made a part of your annuity Contract.

RIDER SPECIFICATIONS

Waiver of Surrender Charge Annual Rider Charge:	[0.30	] %
Rider Issue Date:	[03/27/2023	]

BENEFIT

This Rider allows for partial withdrawals over the Free Withdrawal Amount from the Contract, including and up to a full surrender, without the assessment of the Surrender Charge(s) as outlined on the Contract Specifications Page of Your Contract.

RIDER CHARGE

The charge for this Rider uses an annual rate referred to as the Waiver of Surrender Charge Annual Rider Charge (“Rider Charge”). The Waiver of Surrender Charge Annual Rider Charge is shown above in the Rider Specifications and is guaranteed not to change after the Contract Issue Date.

The Rider Charge is calculated and deducted at the end of each calendar quarter on a pro-rata basis from the Investment Option(s) in which You are invested. The end of each calendar quarter refers to March 31, June 30, September 30 and December 31 of each calendar year. If the referenced deduction day falls on a non-Business Day, the Rider fee will be deducted on the next Business Day. A pro-rata portion of this fee will also be deducted when this Rider terminates under options 1), 4), or 6), as outlined in the Termination section below.

The quarterly Rider Charge is calculated as follows:

Multiply (A) by (B), then divide by 4, where:

(A)	is the Contract Value; and

(B)	is the Rider Charge percentage.

The Rider Charge the first calendar quarter ending after Contract Issue Date is calculated as follows:

Multiply (A) by (B), then divide by 4 and then multiply by (C), where:

(A)	is the Contract Value;

(B)	is the Rider Charge percentage; and

(C)	is the (number of calendar days the Contract was inforce during the calendar quarter) divided by the (number of calendar days within the applicable calendar quarter ending).

The Rider Charge at termination under options 1), 4), or 6), as outlined in the Termination section below, is calculated as follows:

Multiply (A) by (B), and then divide by 4 and then multiplied by (C), where:

(A)	is the Contract Value; and

(B)	is the Rider Charge percentage; and

(C)	is the (number of calendar days that have elapsed since the end of the previous calendar quarter) divided by the (number of calendar days within the applicable calendar quarter ending).

TERMINATION

Once issued, You may not request to terminate this Rider. However, this Rider will immediately terminate upon the occurrence of any of the following:

1)	a change of ownership under the Contract; or

2)	upon death of Owner (or Annuitant if non-natural Owner) or upon first death of either Owner if there are Joint Owners; or

3)	upon the date annuity payments begin under the Contract; or

4)	the Date we receive Your request to full Surrender; or

5)	the day Your Contract Value goes to zero; or

6)	upon the date the Contract to which this Rider is attached terminates

MISCELLANEOUS

Except as modified by this Rider, the provisions of the Contract also apply to this Rider.

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